TO:                     FILE

FROM:               CORI E. DAGGETT

RE:	ACCOUNTING SURVIVORSHIP FOR THE PROPOSED TREND FUND/SMID CAP GROWTH FUND AND VIP TREND SERIES/SMID CAP GROWTH SERIES REORGANIZATIONS

DATE:                 JUNE 15, 2010
__________________________________________________________________________________________________________________________________________________________

Introduction:

On May 20, 2010, the Board of Trustees of the Delaware Group Equity Funds III, Delaware Group Equity Funds IV and Delaware VIP Trust approved the two fund reorganizations described below.

ACQUIRED FUND	ACQUIRING FUND
Delaware Trend Fund, a series of Delaware Group Equity Funds III	Delaware Smid Cap Growth Fund (formerly, Delaware Growth Opportunities Fund), a series of Delaware Group Equity Funds IV
Delaware VIP Trend Series, a series of Delaware VIP Trust	Delaware VIP Smid Cap Growth Series (formerly, Delaware VIP Growth Opportunities Series), a series of Delaware VIP Trust

The Smid Cap Growth Fund and the VIP Smid Cap Growth Series will be the surviving funds in their respective reorganizations for legal, tax, accounting and performance purposes.

The Trend Fund, VIP Trend Series, Smid Cap Growth Fund and the VIP Smid Cap Growth Series are together referred to as the "Funds".

Background:

The Trend Fund was established in December 1968.  Its insurance product fund counterpart, VIP Trend Series was established in December 1993.  These two funds are and have always been managed with similar investment strategies and policies, but are marketed through different product channels.

The Smid Cap Growth Fund was established in March 1986.  Its insurance product fund counterpart, VIP Smid Cap Growth Series was established in July 1991.  These two funds are and have always been managed with similar investment strategies and policies, but are marketed through different product channels.

The Trend Fund/Smid Cap Growth Fund and VIP Trend Series/Smid Cap Growth Series reorganizations are two very similar transactions structured to be  parallel consolidations.

Team Change and Repositionings:

On January 21, 2010, the Delaware Focus Growth team assumed management responsibilities for each of the four Funds.  In connection with this team change, each of the Trend Fund and the VIP Trend Series were repositioned from a small-cap growth fund to a focus smid-cap growth fund in the first quarter of 2010.  The Trend Fund changed its investment objective from seeking capital appreciation to seeking long-term capital appreciation.  Each of the Trend Fund and the VIP Trend Series adopted the policy to invest at least 80% of its net assets in equity securities of small- and mid-capitalization companies.  Each of the Trend Fund's and VIP Trend Series' investment policies were revised to focus on small- and mid-capitalization companies that are expected to grow faster than the U.S. economy.  Prior to the repositioning, the Trend Fund and VIP Trend Series invested primarily in stocks of small, growth oriented or emerging companies that the investment adviser believed were responsive to changes within the marketplace and had fundamental characteristics to support continued growth.

Similarly, in connection with the team change described above, each of the Smid Cap Growth Fund and the VIP Smid Cap Growth Series were repositioned from a mid-cap growth fund to a focus smid-cap growth fund in the first quarter of 2010.  The Smid Cap Growth Fund changed its investment objective from seeking long term capital growth to seeking long-term capital appreciation.  Each of the Smid Cap Growth Fund and the VIP Smid Cap Growth Series adopted the policy to invest at least 80% of its net assets in equity securities of small- and mid-capitalization companies.  Each of the Smid Cap Growth Fund's and the VIP Smid Cap Growth Series' investment policies were revised to focus on small- and mid-capitalization companies that are expected to grow faster than the U.S. economy.  Prior to the repositioning, each of the Smid Cap Growth Fund and VIP Smid Cap Growth Series primarily invested in medium-sized companies.

In short, in order to ensure continuity of management for the funds and to enable the new team to manage in its preferred investment style, each of the four Funds was repositioned and policies were similarly aligned to accommodate a focus smid-cap growth strategy.

Tax Free Reorganization/Legal and Tax Survivor:

Management consulted with Stradley Ronon Stevens & Young, LLP ("Stradley"), counsel to the Funds and the investment adviser, Delaware Management Company regarding the substantive structure of the transactions. Stradley concluded that in order to satisfy the continuity of business test and preserve the tax-free status of the reorganizations, the Smid Cap Growth Fund and the VIP Smid Cap Growth Series must be the legal and tax survivor in their respective reorganizations.

Further, the Board of Trustees for the Funds approved the proposed structure of the reorganizations that included the acquisition of the assets of the Trend Fund and VIP Trend Series, respectively, by the Smid Cap Growth Fund and the VIP Smid Cap Growth Series, respectively.  This structure dictates that the Smid Cap Growth Fund and the VIP Smid Cap Growth Series will be the legal and tax survivor in the transactions.

Analysis:

Substance of the Transaction.  The substance and history of the transaction strongly favor identity of legal and accounting survivorship, i.e., that the Smid Cap Growth Fund and VIP Smid Cap Growth Series serve as both legal and accounting survivors in the proposed reorganizations.  Preservation of tax-free status for the proposed reorganizations required that the Smid Cap Growth Fund and the VIP Smid Cap Growth Series be the surviving funds in the transaction.

Legal survivorship is an important, but not necessarily decisive factor, in determining  accounting survivorship.  Fund Mergers (March 1, 2004), an authoritative white paper prepared by the Accounting Policy Subcommittee of the Accounting/Treasurers Committee of the Investment Company Institute (the “ICI White Paper”) states that “[i]t is important to remember that it is not always the form of the transaction, but rather the substance that determines which fund is the survivor for accounting purposes.” (p. 19).  The identification of the legal survivor of a reorganization creates a presumption that the accounting survivor will be the same entity absent a compelling reason otherwise.  No such compelling reason is present here.

The history behind the transaction also favors identity of legal and accounting survivorship.  Each of the Funds was in operation well in advance of the proposed reorganization.  The need to provide continuity of portfolio management for the Funds in the wake of the managing team's departure necessitated the realignment of investment strategies and policies that were virtually identical (with one exception described below) across the four Funds.  This alignment of strategies and policies invite the consolidation of these like-managed Funds in the interests of economy and efficiency.

The North American Security Trust Letter.   The North American Security Trust letter (Aug. 5, 1994) sets forth a number of factors that help to determine an appropriate performance survivor.  These factors are not exclusive.  The letter states that, "[among other factors,] funds should compare the various funds' investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition."  (italics added).

These factors are also set forth in the AICPA Accounting and Audit Guide for Investment Companies 2003 (the “AICPA Guide”) (pp.17-19) in order of relative importance:  portfolio management; portfolio composition; investment objectives, policies and restrictions; expense structures and expense ratios; and finally, asset size. Set forth below is a comparison of the Funds across the various factors identified in the letter.

Portfolio management.  All four Funds are managed by Delaware Management Company and the same portfolio management team.  It is expected that Delaware Management Company and the team will continue to manage the surviving fund, the Smid Cap Growth Fund, after the reorganization.

Portfolio composition.  Trend Fund and Smid Cap Growth Fund hold nearly identical portfolio securities.  The percentage of commonly held securities currently exceeds 95%.

VIP Trend Series and VIP Smid Cap Growth Series Fund hold nearly identical portfolio securities.  The percentage of commonly held securities currently exceeds 95%.

Investment objectives, policies and restrictions.  All four funds have the same investment objective:  long-term capital appreciation.

Trend Fund and Smid Cap Growth Fund have identical investment policies and restrictions, with one notable exception.  Smid Cap Growth Fund has a fundamental investment policy that permits the Fund to make investments that will result in the concentration of its investments in the securities of issuers within various industries or industry groupings.  This concentration policy will survive the reorganization, as it is a policy of the Smid Cap Growth Fund.

VIP Trend Series and VIP Smid Cap Growth Series have identical investment policies and restrictions.

Expense structures and ratios. Trend Fund and Smid Cap Growth Fund have the same load structure and management fee.  The post-transaction effective 12b-1 fee rate for Class A shares of the surviving fund more closely resemble the 12b-1 fee rate for Class A shares of the Smid Cap Growth Fund.  Further, the current expense cap of 1.22% of the Smid Cap Growth Fund’s average daily net assets will be continued for one year for the surviving fund following the reorganization.

VIP Trend Series and VIP Smid Cap Growth Series have the same management fee and 12b-1 fee structure.  There are no expense caps in place.

Listed below are the total operating expense ratios of each Fund/Series both before and after fee waivers and expense reimbursements.

	Trend Fund	Smid Cap Growth Fund	Pro Forma Smid Cap Growth Fund
	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements
Class A	1.60%/1.60%	1.76%/1.52%	1.65%/1.53%
Class B	2.31%/2.31%	2.46%/2.22%	2.35%/2.23%
Class C	2.31%/2.31%	2.46%/2.22%	2.35%/2.23%
Class R	1.91%/1.81%	2.06%/1.72%	1.95%/1.73%
Institutional Class	1.31%/1.31%	1.46%/1.22%	1.35%/1.23%

Information as of June 30, 2009 for the Trend Fund and September 30, 2009 for the Smid Cap Growth and pro forma Smid Cap Growth Fund.

	VIP Trend Series	VIP Smid Cap Growth Series	Pro Forma VIP Smid Cap Growth Series
	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements
Standard Class	0.89%/0.89%	1.07%/1.07%	0.90%/0.90%
Service Class	1.19%/1.14%	1.37%/1.32%	1.20%/1.15%

Information as of December 31, 2009

Asset size.  Based upon regulatory and accounting guidance, asset size is the least important of the factors listed.  As of May 31, 2010, Trend Fund had assets of approximately $382 million and Smid Cap Growth Fund had assets of approximately $257 million.  As of May 31, 2010, VIP Trend Series had assets of approximately $331 million and VIP Smid Cap Growth Series had assets of approximately $28 million.

The ICI White Paper states that when a small fund is judged to be the accounting survivor of a reorganization with a much larger fund, a presumption is created that the transaction is being structured to cherry-pick a performance track record and eliminate the performance track record of a poorly performing portfolio. (p. 18).  The concern that the transactions have been structured to preserve a favorable performance track record is not present here.  The reorganization has not been structured, nor has the accounting survivor been designated in order to make a poor track record disappear.  As can be seen by the performance data set forth below, one year figures show substantial outperformance for the Trend Fund and VIP Trend Series.  This outperformance will not be reflected in the performance track record of the surviving fund, as the Smid Cap Growth Fund and the VIP Smid Cap Growth Series will be the accounting and performance survivors.  Over the longer term, each of the Smid Cap Growth Fund and the VIP Smid Cap Growth Series has a track record comparable to its Trend/VIP Trend counterpart, although VIP Smid Cap Growth Series has superior 10 year performance.

Annualized performance as of May 31, 2010

Delaware Trend Fund and Delaware Smid Cap Growth Fund (Class A at NAV)
	1- Year	3- Years	5- Years	10- Years
Annualized Return
Trend Fund	46.35%	-3.72%	3.65%	0.38%
Smid Cap Growth Fund	34.38%	-3.69%	3.66%	0.56%

Delaware VIP Trend Series and Delaware VIP Smid Cap Growth Series (Standard Class)
	1- Year	3- Years	5- Years	10- Years
Annualized Return
VIP Trend Series	46.99%	-3.29%	4.13%	0.85%
VIP Smid Cap Growth Series	35.97%	-2.63%	4.88%	1.64%

The structure of the reorganizations and the designation of legal and accounting survivor discussed above protect the integrity and consistency of the transaction, not a favorable track record.

Conclusion:

The Smid Cap Growth Fund and the VIP Smid Cap Growth Series will be the surviving funds in their respective reorganizations for legal, tax accounting and performance purposes.